UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 January 2010

Commission File No. 001-32846
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CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  CRH plc H2 2009 Development Update

CRH ANNOUNCES SECOND-HALF 2009 DEVELOPMENT INITIATIVES OF €168 MILLION BRINGING TOTAL 2009 DEVELOPMENT SPEND TO €450 MILLION

CRH plc, the international building materials group, today announces 10 acquisitions and investments totalling €168 million undertaken during the second half of 2009. These transactions, together with six bolt-on acquisitions completed in first half 2009, the separately announced Yatai Cement Group transaction (January 2009), and deferred acquisition payments arising in respect of prior years acquisitions bring the Group's total development outlay for the year to approximately €450 million.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:

"Four acquisitions by our Americas Materials Division in the final months of 2009 accounted for over 80% of second half development spend. These transactions - Hilty Quarries, assets acquired from Lafarge, Wheeler Companies and Burdick Paving - represent strategic additions to existing CRH operations in Missouri, Texas and Utah adding substantial aggregates reserves with significant opportunities for operating and purchasing synergies. CRH remains well positioned to take advantage of further development prospects as they arise".

The development initiatives contained in this Update are as follows:

•	Europe Materials - 1 acquisition and 2 investments for €22 million

An increased stake in a sand-lime brick business in Poland and expansion by CRH's associate Yatai Cement of its presence in northeastern China through two further investments in the region.

•	Americas Materials - 7 acquisitions for €146 million (US$214 million)

A total of seven bolt-on acquisitions, with permitted aggregates reserves of 380 million tonnes (348 million owned and 32 million leased), presenting opportunities to geographically expand existing businesses.

Europe Materials: €22 million

The Europe Materials Division completed 1 acquisition and 2 investments during the second half of 2009 at a total cost of €22 million.

Poland
In August, CRH increased its interest in Grupa Silikaty by 55.3% to 87.6%. Silikaty is the second largest producer of sand-lime brick in Poland. The business has performed ahead of expectations since our initial investment in 2006 and has annualised sales of €17 million.

China
The Yatai Cement Group, in which CRH acquired a 26% associate shareholding in January 2009, expanded its market presence in northeastern China by increasing its stake in Tonghua Cement in Liaoning and acquiring Jinyuan Cement in Jilin province. With these investments, and the completion in 2010 of the capital expenditure programme currently underway, the combined cement capacity of the enlarged Yatai Cement Group will be approximately 21 million tonnes.

Americas Materials: €146 million (US$214 million)

Seven bolt-on acquisitions were completed by Americas Materials during the second half of 2009 at a combined cost of US$214 million (€146 million) giving rise to incremental annualised sales and EBITDA of US$200 million and US$52 million respectively.

Northeast & Mid-Atlantic

In July, certain assets of Cleason were acquired by the Northeast group and a limestone quarry was purchased by the Mid-Atlantic group. Combined annualised sales for the two transactions amount to US$4 million.

Cleason, an aggregates and readymixed concrete producer located 25 miles east of Rochester, NY adds over 27 million tonnes of permitted reserves to our existing Rochester-based Dolomite Products business. The acquisition of a limestone quarry operator based in Kentucky strengthens our Mid-Atlantic group's existing business in this area.

Southwest

Southwest's APAC operations completed three acquisitions during the final months of 2009, two in Missouri and one in Texas with combined annualised sales of US$159 million.

Hilty Quarries, an integrated aggregates, asphalt and construction business based in Clinton, Missouri, 80 miles southeast of Kansas City, was acquired in November. Operating eight aggregates sites and three portable asphalt plants, Hilty's well-located reserves of approximately 105 million tonnes provide a strong geographical fit with existing operations and a platform for further expansion. This transaction was followed in December by the purchase from Lafarge of selected aggregates and asphalt assets in central and eastern Missouri. The newly acquired assets, including quarries with 136 million tons of permitted reserves, are well located to take advantage of growth along the I-70 corridor connecting Kansas City and St.Louis.

The assets of Wheeler Companies, a leading asphalt, readymixed concrete and paving operator based in the Texas state capital of Austin, were acquired in December. Wheeler's six asphalt plants and eight readymixed concrete plants in the region represent a significant expansion of CRH's activities in Texas, a market with strong long-term growth prospects.

Staker Parson

Two acquisitions were completed in Utah during the second half of the year providing additional strategic sources of quality aggregates and expanding Staker Parson's presence in the state. Combined annualised sales for both transactions amount to US$37 million.

In July, the Backus Pit, located 60 miles north of Salt Lake City and previously leased by Staker Parson, was acquired outright. With 90 million tonnes of quality aggregates Backus offers significant expansion potential. Burdick Paving Corporation, an integrated aggregates, asphalt, construction and paving business based in Roosevelt, Utah was acquired in December. With 22 million tonnes of well-located aggregates reserves Burdick represents a good fit with Staker Parson's existing business and a logical expansion into eastern Utah.

Contact at Dublin +353 1 404 1000

Myles Lee	Chief Executive
Glenn Culpepper	Finance Director
Éimear O'Flynn	Head of Investor Relations
Maeve Carton	Head of Group Finance

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date 5 January 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director